

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-Mail
David Dyck
Senior Vice President and Chief Financial Officer
Penn West Petroleum Ltd.
Suite 200, 207 – 9th Avenue SW
Calgary, Alberta, Canada T2P 1K3

> **Re:** **Penn West Petroleum Ltd.**
> **Form 40-F for the Fiscal Year ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 001-32895**

Dear Mr. Dyck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2013

Exhibit 99.4

Supplementary Oil and Gas Information

1.   We note that your disclosure specifies that information provided in this section is in accordance with the US Standard, "Extractive Industries-Oil and Gas." However, we also note that in Appendix 3 to your Annual Information Form, you present estimates of oil and gas based on the guidance in NI 51-101, and we see that your accounting policies for oil and gas activities are not consistent with either the successful efforts or full cost methods exclusively. Please tell us the extent to which the information presented is consistent with the guidance in ASC 932-235-50-2 through 3. In doing so, please specify whether the proved oil and gas reserve quantities disclosed in this section are calculated in a manner that is consistent with the definitions provided by ASC 932-235-20; and

whether the amounts quantified in your table of capitalized costs and costs incurred were calculated in a manner consistent with the definitions provided by ASC 932-235-20.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

2.   Given your representation indicating adherence to the U.S. standard, tell us why you disclose changes in future net revenues rather than changes in the standardized measure of discounted future net cash flows pursuant to ASC 932-235-50-34 through 36. If you are unable to fully conform, you should modify the representation to identify all material aspects of your presentation which do not adhere to the U.S. standard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief